

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 13, 2017

<u>Via E-mail</u>
Mr. Gregory J. Larson
Chief Financial Officer
Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
6903 Rockledge Drive, Suite 1500
Bethesda, MD, 20817

> **Re:     Host Hotels & Resorts, Inc.**
> **Host Hotels & Resorts, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-14625 (Host Inc.)**
> **File No. 333-55807 (Host L.P.)**

Dear Mr. Larson:

We have reviewed your June 9, 2017 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2017 letter.

Form 10-K for the fiscal year ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

15. Geographic and Business Segment Information, page 128

1.  We note your response to our prior comment one and that despite the dispersion in room rates and in RevPAR levels between properties in different locations or property types (Urban, Suburban, Resort and Airport), you believe that your hotels share similar economic characteristics. Please clarify if your chief operating decision maker relies on certain performance measures (i.e. operating margin, net income, EBITDA, etc.) to evaluate the operating performance of your hotels and if such measures are evaluated in the determination that all of your hotels share similar economic characteristics.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities